SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 4 August 2006

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Transaction in Own Shares dated 21 July 2006
99.2	Transaction in Own Shares dated 24 July 2006
99.3	Transaction in Own Shares dated 25 July 2006
99.4	Transaction in Own Shares dated 26 July 2006
99.5	Transaction in Own Shares dated 27 July 2006
99.6	Transaction in Own Shares dated 28 July 2006
99.7	Transaction in Own Shares dated 31 July 2006
99.8	Transaction in Own Shares dated 1 August 2006
99.9	Transaction in Own Shares dated 2 August 2006
99.10	Transaction in Own Shares dated 3 August 2006

99.1

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 775,000 of its ordinary shares at a price of 911.682p per share.

99.2

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 450,000 of its ordinary shares at a price of 908.9947p per share.

99.3

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 400,000 of its ordinary shares at a price of 917.5568p per share.

99.4

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 450,000 of its ordinary shares at a price of 916.6948p per share.

99.5

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 450,000 of its ordinary shares at a price of 903.324p per share.

99.6

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 550,000 of its ordinary shares at a price of 867.5219p per share.

99.7

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 500,000 of its ordinary shares at a price of 865.4738p per share.

99.8

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 500,000 of its ordinary shares at a price of 861.01p per share.

99.9

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 400,000 of its ordinary shares at a price of 858.819p per share.

99.10

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 500,000 of its ordinary shares at a price of 842.2698p per share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	4 August 2006